Bullivant Houser Bailey PC

1415 L Street Suite 1000

Sacramento, CA 95814

Daniel B. Eng

Direct Dial: (916) 930-2551
E-mail: daniel.eng@bullivant.com

January 4, 2007

Chris Windsor

Special Counsel

Financial Services Group

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C.  20549

Re:	United Security Bancshares
Pre-Effective No. 1 to Registration Statement on Form S-4
File No. 333-139139

Dear Mr. Windsor:

On behalf of United Security Bancshares (the “Company”), we are filing Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 in response to the Staff’s letter of December 27, 2006.  Each of our responses in this letter will be provided in the order in which the Staff’s comments relating to the above-referenced filing were provided.  Capitalized letters used in this letter will have the same meaning ascribed to them in the Registration Statement.

1.             This will confirm with the Staff that Legacy provided the Company with no material non-public information in connection merger process.

2.             The notice to Legacy shareholders has been revised to provide disclosure stating the closing price of a share of Legacy common stock as of the date immediately prior to the announcement of the merger.

3.             The last paragraph of the notice to Legacy shareholders has been revised to briefly discuss and to cross reference dissenters’ rights procedures.

4.             New Q&A topics have been added to discuss dissenters’ rights and the range of values that may be received by Legacy shareholders.  See page 1.

5.             The market share price for the Company as of a recent date will be provided.  See page 5.

6.             The heading has been revised in light of the Staff’s comment.  See page 8.

7.             Under the terms of the merger agreement, the Company will select one director from a group of three directors recommended from Legacy’s current board.  The group of three directors has not been recommended by Legacy at this time. Disclosure has been added to discuss this procedure.  See page 8.

8.             The steps to be taken to perfect a shareholder’s dissenters’ right has been disclosed.  See page 9.

9.             The preamble has been revised in light of the Staff’s comment.  See page 9.

10.           The disclosure has been revised in light of the Staff’s comment.  See page 10.

11.           The discussion regarding the reason why six institutions were selected has been disclosed.  See page 23.

12.           Further discussion regarding why Legacy did not pursue offers from two other institutions has been disclosed.  See page 23.

13.           The disclosure regarding material terms of the merger has been further discussed.  See pages 23 through 25.

14.           The table illustrates the expected merger consideration which is based in part on the Average Closing Price of United Security. While United Security Average Closing Price may not exceed $25.00 for purposes of calculating the merger consideration, the actual Average Closing Price may exceed $25.00.

15.           The tax disclosure has been revised and counsel has been named.  See page 28.

16.           Disclosure has been revised as to method of selecting a new board member.  No selection has yet occurred.  See page 33.

17.           The information has been supplementally supplied.

18.           The phrases have been deleted.  See page 44.

19.           The exceptions have been disclosed.  See page 45.

20.           The paragraph has been revised accordingly.  See page 46.

21.           The word material has been added.  See page 46.

22.           The word material has been added.  See page 48.

23.           The word material has been added.  See page 48.

24.           The opinion of counsel has been filed.  See Exhibit 5.1.

We believe that we have responded to the Staff’s comment letter.  As a courtesy, we are sending via courier, paper copies of the amendment and this response to Michael R. Clampitt.  Should you have any further questions, please do not hesitate to contact the undersigned or Laura Dean-Richardson of Gary Steven. Findley & Associates.

Very truly yours,

/s/ Daniel B. Eng

Daniel B. Eng

DBE/Attachments

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley
Ms. Laura Dean-Richardson